4 May 2007	Exhibit 2
InterContinental Hotels Group PLC (“IHG” or the “Company”)
Special Dividend and Share Consolidation
On 20 February 2007 the Board of IHG announced its intention to return £700 million to Shareholders by way of a Special Dividend. The Board today announces it is publishing a circular (the “Circular”) setting out full details of the proposed Special Dividend and associated Share Consolidation and convening an Extraordinary General Meeting to be held on Friday 1 June 2007 at 12.00pm, or as soon as the Company’s Annual General Meeting convened for that date has concluded.
It is proposed that the payment of the Special Dividend of 200 pence per Existing Ordinary Share be accompanied by a consolidation of the Company’s ordinary share capital. The Special Dividend will be paid as a first interim dividend in respect of the financial year ending 31 December 2007 and is expected to be paid to Shareholders on Friday 15 June 2007. The Company has elected to pay the Special Dividend to all ADR holders in US Dollars. The rate to be paid by the Company will be US$4.00 per Existing ADS.
The Share Consolidation will replace every 56 Existing Ordinary Shares with 47 New Ordinary Shares. Upon the Share Consolidation, the nominal value of the Ordinary Shares will change from 11 3/7 pence per Ordinary Share to 13 29/47 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Friday 15 June 2007. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.
As at the close of business on Wednesday 2 May 2007 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per Existing Ordinary Share was 1235 pence and there were 355,726,341 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 16.1% per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.
As all ordinary shareholdings in the Company will be consolidated, Shareholders’ percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.
Authority to purchase own shares
The Board will also submit to its Shareholders at the Extraordinary General Meeting a proposal for a renewed authority to enable the Company to continue to make market purchases of its Ordinary Shares following the Share Consolidation. Details of this proposal are set out in the Circular.
Expected timetable

Latest date and time for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	3.00pm (New York time) on Thursday 24 May 2007

Latest time and date for receipt of Forms of Proxy	12.00pm on Wednesday 30 May 2007

Extraordinary General Meeting	12.00pm on Friday 1 June 2007, or as soon as the Annual General Meeting of the Company to be held on that date concludes or is adjourned

Record Date for the Special Dividend and for the Share Consolidation	6.00pm on Friday 1 June 2007

Shares marked ex-Special Dividend	Monday 4 June 2007

Commencement of dealings in New Ordinary Shares and New ADRs	8.00am on Monday 4 June 2007 (9.30am New York time for ADRs)

CREST accounts credited with New Ordinary Shares	Monday 4 June 2007

Exchange of Existing ADRs commences	Friday 8 June 2007

Payment of the Special Dividend. Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares	Friday 15 June 2007

If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.
The Circular will be posted to Shareholders and submitted to the Financial Services Authority today. It will shortly be available for inspection at the Financial Services Authority’s Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000.
All definitions used in the Circular to Shareholders dated 4 May 2007 have the same meaning when used in this announcement.
For further information, please contact
InterContinental Hotels Group

Media Enquiries Investor Relations	Leslie McGibbon Paul Edgecliffe-Johnson Heather Ward	+44 (0) 1753 410 425 +44 (0) 1753 410 176

JPMorgan Cazenove	David Clasen	+44 (0) 20 7588 2828
JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for InterContinental Hotels Group and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the clients of JPMorgan Cazenove, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.
Note to Editors
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 556,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.
InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.
For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihg.com/media